July 31, 2007

Ms. Jennifer Monick
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Birner Dental Management Services, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-23367

Dear Ms. Monick:

I am submitting this reply to your letter dated July 23, 2007 with respect to your review of the Form 10-K of Birner Dental Management Services, Inc. (the “Company”)  for the year ended December 31, 2006.  To assist in your review of our reply, I have included the full text of your comments, followed by the Company’s response.

Consolidated Statements of Shareholders’ Equity, page 42

Comment:

1.
We note you have an amount in deferred equity compensation as of December 31, 2006.  Under the modified prospective application of SFAS 123(R) such contra-equity accounts should be eliminated upon adoption.  Please tell us how you have complied with paragraph 74 of SFAS 123(R).

Response:

Per our discussion, the deferred equity compensation relates to a grant of common stock on July 1, 2005 and not to an expense associated with outstanding stock options.  As we discussed, we will reclassify the deferred compensation to common stock in the Company’s Form 10-Q for the quarter ended June 30, 2007 and in other future filings as appropriate.  We also wish to note that we have no par value stock, and therefore no additional paid in capital. Consequently, we believe the reclassification to common stock is appropriate. The footnotes to the Form 10-Q and other appropriate future filings will also describe the nature of the reclassification.  We believe a reclassification is appropriate because it has no effect on assets, liabilities or total stockholders equity, nor does it have any effect on the income statement.

Stock-Based Compensation Plans, page 49

2.
We note you include the pro forma disclosures required by SFAS 123.  We note you do not include an amount for stock based compensation included in net income for 2005.  On page 41, you disclose that $162,060 of deferred equity compensation is included in general and administrative expenses.  Please tell us how you have complied with SFAS 123 or tell us why you believe it was not necessary to include this amount.

Response:

Per our discussion, this expense relates to a grant of common stock on July 1, 2005, which was recorded at fair market value and is being amortized over the vesting period of the grant. Therefore, there are no reconciling items to list in the pro forma disclosure.

Exhibits

3.	We note you have not included a consent from your auditors Please tell us how you have complied with Item 601 of Regulation S-K, or tell us why you believe it was not necessary to include their consent.

Response:

The auditor’s consent was inadvertently omitted from the exhibits filed with the Form 10-K. The  Company will promptly file an amendment on Form 10-K/A to include this consent as an exhibit.

In addition to the responses detailed above, we make the following statements:

•	The Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;
•	The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company acknowledges it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, the Company has also submitted this response letter on EDGAR.  If you have any additional questions regarding the Company’s response to the staff’s comments, please do not hesitate to contact me at (303) 691-0680.

Sincerely,

BIRNER DENTAL MANAGEMENT SERVICES, INC.

/s/ Dennis N. Genty
Dennis N. Genty
Chief Financial Officer